Free Writing Prospectus
Filed Pursuant to Rule 433
Dated April 15, 2008
Registration Statement No. 333-143316-04
$1,107,800,000
Ford Credit Auto Owner Trust 2008-B
Issuing Entity or Trust
Ford Credit Auto Receivables Two LLC
Depositor
Ford Motor Credit Company LLC
Sponsor and Servicer
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by placing a call to (866) 884-2071.
The Trust will issue:

			Final Scheduled
	Principal Amount	Interest Rate	Payment Date
Class A-1 notes(1)	$390,000,000	2.76579%	May 15, 2009
Class A-2 notes	497,900,000	one-month LIBOR + 1.20%	December 15, 2010
Class A-3a notes	359,200,000	4.28%	May 15, 2012
Class A-3b notes	80,000,000	one-month LIBOR + 1.62%	May 15, 2012
Class A-4a notes	120,700,000	4.95%	March 15, 2013
Class A-4b notes	50,000,000	one-month LIBOR + 2.00%	March 15, 2013
Class B notes(1)	47,300,000	5.88%	July 15, 2013
Class C notes(1)	31,500,000	6.65%	December 15, 2013
Class D notes(1)	31,500,000	8.10%	October 15, 2014

Total	$1,608,100,000

(1)	The Class A-1, Class B, Class C and the Class D notes are not being publicly offered.
The pricing terms of the offered notes are:

		Underwriting
	Price to Public	Discount	Proceeds to the Depositor(1)
Class A-2 notes	100.00000%	0.200%	99.80000%
Class A-3a notes	99.98762%	0.250%	99.73762%
Class A-3b notes	100.00000%	0.250%	99.75000%
Class A-4a notes	99.98739%	0.300%	99.68739%
Class A-4b notes	100.00000%	0.300%	99.70000%

Total	$1,107,740,310.77	$2,605,900.00	$1,105,134,410.77

(1)	Before deducting expenses estimated to be $1,100,000.

	Weighted Average Life(yrs)(1)	Expected Maturity	Bench+Spread	Yield
Class A-1 notes	0.29	November 15, 2008	INTLIBR+5	2.76579%
Class A-2 notes	1.00	October 15, 2009	1ML+120	—
Class A-3a notes	2.00	December 15, 2010	SWPS+162	4.325%
Class A-3b notes	2.00	December 15, 2010	1ML+162	—
Class A-4a notes	3.01	October 15, 2011	ISWPS+200	5.006%
Class A-4b notes	3.01	October 15, 2011	1ML+200	—

(1)	Assuming a 1.5% ABS rate to the 5% clean up call.
     The trust will enter into interest rate swaps with Deutsche Bank AG, New York Branch to hedge the interest rate risk on the Class A-2 notes, Class A-3b notes and Class A-4b notes. Each month on a net basis, the trust will pay 3.64% on the notional amount related to the Class A-2 notes, 4.28% on the notional amount related to the Class A-3b notes and 4.98% on the notional amount related to the Class A-4b notes and the trust will receive one-month LIBOR plus 1.20%, one-month LIBOR plus 1.62% and one-month LIBOR plus 2.00%, respectively, under the interest rate swap agreements.

UNDERWRITING
     The depositor and the underwriters named below have entered into an underwriting agreement for the notes referred below. Subject to certain conditions, each underwriter has agreed to purchase the principal amount of notes indicated in the following tables:

	Class A-2	Class A-3a	Class A-3b	Class A-4a	Class A-4b
Underwriters	Notes	Notes	Notes	Notes	Notes
Barclays Capital Inc.	$99,580,000	$71,840,000	$16,000,000	$24,140,000	$10,000,000
Credit Suisse Securities (USA) LLC	99,580,000	71,840,000	16,000,000	24,140,000	10,000,000
Deutsche Bank Securities Inc.	99,580,000	71,840,000	16,000,000	24,140,000	10,000,000
Calyon Securities (USA) Inc.	99,580,000	71,840,000	16,000,000	24,140,000	10,000,000
Mizuho Securities USA Inc.	99,580,000	71,840,000	16,000,000	24,140,000	10,000,000

Total	$497,900,000	$359,200,000	$80,000,000	$120,700,000	$50,000,000